

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2020

Michael Leabman
Chief Executive Officer
Movano Inc.
6200 Stoneridge Mall Rd., Suite 300
Pleasanton, CA 94588

> **Re: Movano Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed June 30, 2020**
> **CIK No. 0001734750**

Dear Mr. Leabman:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed June 30, 2020

Implications of Being an Emerging Growth Company, page 2

1.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Business, page 27

2.  Please briefly disclose how you currently intend to non-invasively measure blood glucose levels directly from the blood vessel so that investors can better understand the technology you are trying to develop.

3. We note your image of a wearable device and your disclosure that you have developed an "iPhone-sized prototype" for initial testing on page 28. Please balance your disclosure to clarify whether any of these features or functions actually exists in a smaller wearable device depicted, either in completed form or in a prototype, or whether they are features and functionality that do not currently exist and may not be available in a smaller form.

4. We note your estimates for market opportunities and specific data points, including your statement that, "demand for CGMs, in general, continues to increase, with approximately three million worldwide users and industry sales estimated at more than $4.0 billion in 2019." Please disclose in the filing the basis, including any sources and assumptions, for these statements and describe the specific risks relating to your assumptions.

5. We note your statement that you have "advanced cloud analytics." We also note that your cloud service is still in development. Please revise your disclosure to describe the current state of development of your cloud service or analytics and discuss how your cloud analytics are "advanced" given your note they are still in development.

6. We note your disclosure that you have conducted preliminary tests using a prototype of your CGM product and plan to expand your testing throughout the second half of 2020. Please provide additional detail on the preliminary tests, such as type and quantity of the preliminary testing, and quantify your plan to expand testing.

Regulation, page 32

7. We note your risk factor on page 16 of your prospectus relating to your expectation that your planned CGM product candidate will be subject to regulation by the FCC. Please include a brief discussion of the material FCC regulations that may impact your potential CGM product candidate.

Strategy, page 34

8. Please disclose the material terms of the strategic partnership with a leading specialty foundry for manufacturing and supplying your ICs and file it as an exhibit or explain to us why it is not material to an investment decision.

Competition, page 35

9. We note your statement that the CGM market is currently dominated by large companies, such as Dexcom, Abbott and Medtronic. Please revise to describe your competitive position in your industry and your methods of competition. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

10. We note that you have entered into a Note under the Paycheck Protection Program, pursuant to which the company borrowed $0.4 million. Please disclose the following:

(i) the material terms of the loan; (ii) how you intend to use the loan proceeds; and (iii) whether you expect the loan to be forgiven. Please revise your risk factor section to disclose any associated risks with the loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

Critical Accounting Policies and Estimates
Fair Value of Common Stock, page 43

11.    Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Officers and Directors, page 44

12.    For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company's business and structure. Refer to Item 401(e)(1) of Regulation S-K. We also note your disclosure on page 57 that you will have a classified board. Please identify which class each director will belong to and when each class's term will expire.

Use of Proceeds, page 53

13.    Please specify how far in the development of your CGM product candidate you expect to reach with the proceeds of the offering. To the extent any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

You may contact Rolf Sundwall at 202-551-3105 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Mark R. Busch, Esq.